Exhibit 99.1
Explanatory Note

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Financial Group on March 3, 2021, “Submission of Audit Report (Shinhan Financial Group).” (the “Original Form 6-K”)

Note. 27(i)iv) of Exhibit 99.2 “Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2020” included in the Original Form 6-K is revised as per the below. All other information in the Original Form 6-K remains unchanged.

27.  Liability under insurance contracts

(i) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd.

iv) The result of liability adequacy test as of December 31, 2020 and 2019, and January 1, 2019 are as follows:

		December 31, 2020
		Provisions for test	LAT base	Premium surplus (loss)

Participating fixed interest	~~W~~	598,793	1,301,878	(703,085)
Non- Participating fixed interest		7,230,482	3,543,525	3,686,957
Participating variable interest		915,382	1,013,181	(97,799)
Non- Participating variable interest		14,456,394	12,882,865	1,573,529
Variable type		165,259	36,127	129,132
	~~W~~	23,366,310	18,777,576	4,588,734

		December 31, 2019
		Provisions for test	LAT base	Premium surplus (loss)

Participating fixed interest	~~W~~	595,317	1,307,717	(712,400)
Non- Participating fixed interest		6,608,221	3,168,333	3,439,888
Participating variable interest		900,378	1,039,624	(139,246)
Non- Participating variable interest		14,481,697	13,045,229	1,436,468
Variable type		155,751	33,678	122,073
	~~W~~	22,741,364	18,594,581	4,146,783

		January 1, 2019
		Provisions for test	LAT base	Premium surplus (loss)

Participating fixed interest	~~W~~	589,618	1,382,718	(793,100)
Non- Participating fixed interest		6,009,771	2,850,853	3,158,918
Participating variable interest		859,858	962,368	(102,510)
Non- Participating variable interest		14,008,270	12,532,933	1,475,337
Variable type		143,230	(122,055)	265,285
	~~W~~	21,610,747	17,606,817	4,003,930